Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

2010 Annual General Meeting – Results of Meeting

Brisbane, Australia, 16th November 2010. In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) releases the attached Poll report which details the outcome of the resolutions from the Annual General Meeting held on 16 November 2010.

Yours Faithfully,

Paul Dixon
Company Secretary

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Sue MacLeman

Stephanie Paul

Chief Executive Officer

Phillips Group

+61 7 3842 3333

+61 7 3230 5000

+61 437 211 200

+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

16 November 2010

The Chairman

PROGEN PHARMACEUTICALS LIMITED

16 Benson Street

Toowong QLD 4066

Poll Report

I, the Returning Officer appointed by you in connection with the voting by poll on the motions set out below at the Annual General Meeting of the Members of Progen Pharmaceuticals Limited held at the Jacaranda Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD 4068 on 16 November 2010 at 12.00pm (AEST) report as follows:

1.)	Directors’ Remuneration Report

	Number	%
Votes cast ‘FOR’ the motion	8,770,178	93.91
Votes cast ‘AGAINST’ the motion	568,835	6.09
TOTAL VOTES CAST	9,339,013	100.00
Votes “Abstained”	90,616

The resolution was carried as an ordinary resolution.

2.)	Re-election of Director - Mr Thomas Burt

	Number	%
Votes cast ‘FOR’ the motion	5,561,350	69.12
Votes cast ‘AGAINST’ the motion	2,485,023	30.88
TOTAL VOTES CAST	8,046,373	100.00
Votes “Abstained”	126,762

The resolution was carried as an ordinary resolution.

3.)	Re-election of Director - Mr Heng Tang

	Number	%
Votes cast ‘FOR’ the motion	7,938,370	97.93
Votes cast ‘AGAINST’ the motion	168,028	2.07
TOTAL VOTES CAST	8,106,398	100.00
Votes “Abstained”	66,737

The resolution was carried as an ordinary resolution.

4.)	Approval of the Progen Directors’ and Employees’ Option Incentive Plan

	Number	%
Votes cast ‘FOR’ the motion	7,568,868	94.69
Votes cast ‘AGAINST’ the motion	424,638	5.31
TOTAL VOTES CAST	7,993,506	100.00
Votes “Abstained”	91,686

The resolution was carried as an ordinary resolution.

Yours faithfully

/s/ Taylor Fam

Taylor Fam
Returning Officer
Computershare Investor Services Pty Limited